SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.1)*

FIRST PRIORITY FINANCIAL CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

33612N100
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33612N100	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Tontine Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 420,215
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 420,215
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,215
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.39%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 33612N100	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Tontine Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 420,215
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 420,215
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,215
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.39%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 33612N100	13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 420,215
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 420,215
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,215
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.39%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 33612N100	13G/A	Page 5 of 8 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is First Priority Financial Corp. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 2 West Liberty Boulevard, Suite 104, Malvern, Pennsylvania 19355.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i)	Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP") with respect to the shares of Common Stock directly owned by it;
(ii)	Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), which serves as general partner of TFP, with respect to the shares of Common Stock directly owned by TFP; and
(iii)	Jeffrey L. Gendell, a United States citizen ("Mr. Gendell"), with respect to the shares of Common Stock owned directly by TFP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 1 Sound Shore Drive, Suite 304, Greenwich, CT 06830-7251.

Item 2(c).	CITIZENSHIP

See Item 2(a) above.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, $1.00 (the "Common Stock").

Item 2(e).	CUSIP NUMBER

33612N100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

CUSIP No. 33612N100	13G/A	Page 6 of 8 Pages

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please
specify the type of institution:	Not applicable.

Item 4.	OWNERSHIP

A.	Tontine Financial Partners, L.P.
	(a)	Amount beneficially owned: 420,215
	(b)	Percent of class: 6.39%. The percentages used herein and in the rest of Item 4 are calculated based upon the 6,557,969 shares of Common Stock issued and outstanding as of November 10, 2017, as set forth in the Company's Form 10-Q for the quarterly period ended September 30, 2017 filed on November 13, 2017.
	(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 420,215
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition of: 420,215

B.	Tontine Management, L.L.C.
	(a)	Amount beneficially owned: 420,215
	(b)	Percent of class: 6.39%
	(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 420,215
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 420,215

CUSIP No. 33612N100	13G/A	Page 7 of 8 Pages

C.	Jeffrey L. Gendell
	(a)	Amount beneficially owned: 420,215
	(b)	Percent of class: 6.39%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 420,215
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 420,215

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

TM, the general partner of TFP, has the power to direct the affairs of TFP, including directing the receipt of dividends from or the proceeds from the sale of such shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 33612N100	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 9, 2018

/s/ JEFFREY L. GENDELL
Jeffrey L. Gendell, individually, and as managing member of Tontine Management, L.L.C., for itself and as the general partner of Tontine Financial Partners, L.P.